Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE	DATE: February 16, 2005

North American Energy Partners Inc. executes Overburden Removal contract with Canadian Natural Resources Limited

Acheson, Alberta – North American Energy Partners Inc. (“NAEPI”) through its affiliate Noramac Ventures Inc. (“Noramac”), is pleased to announce that it has executed a contract with Canadian Natural Resources Limited (“Canadian Natural”) for the provision of overburden removal services on Canadian Natural’s Horizon Oil Sands Project located in the Fort McMurray region of northern Alberta.

Under the terms of the contract, NAEPI will perform overburden removal services at the Horizon Oil Sands site with work expected to begin in July, 2005. The scope of services includes the removal of approximately 400 million cubic meters of overburden over a ten year period, the construction of the tailings dyke and all necessary haul roads.

“North American Energy Partners Inc. is very pleased with this announcement and are excited to begin putting our expertise and experience in oil sands mining and construction to work for Canadian Natural”, reported Gordon Parchewsky, the President of NAEPI.

North American Energy Partners is also currently providing site preparation services for Canadian Natural at the Horizon Oil Sands Project under a separate contract.

NAEPI is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.

For more information, contact:

Bernie Robert

Assistant Treasurer, North American Energy Partners Inc.

(780) 960 – 2266

brobert@nacg.ca

This news release contains forward-looking statements. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which factors may be beyond our control. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in NAEPI’s registration statement filed with the United States Securities and Exchange Commission. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation to update those statements.